N E W S   R E L E A S E

Music Galore at OzEmail with Biggest
CD Catalogue

FOR MORE INFORMATION CONTACT:
Helen Forde - Sydney, Australia - (+61 2) 9433 2400

Sydney, Australia, 15 October, 1998 - OzEmail Limited (NASDAQ: OZEMY), the leading provider of comprehensive Internet services in Australasia today unveiled the biggest music catalogue in Australia by adding over 230,000 titles to its online music store, CMM.

"CMM is the only place to shop for music," said OzEmail President and Chief Operating Officer, Mr David Spence. "It offers the largest selection of music titles in this country as well as being open to anyone, anywhere and at anytime."

Launched in May of this year with a catalogue of 3000 Australian artist-based CDs, CMM was the first Australian Web site to deliver liquid-audio tracks enabling secure preview and purchase of CD-quality music while maintaining copyright protection and artist royalties.

Today, four months later, CMM boasts a bigger and more diverse range of more than 230,000 titles. Filled with international and local CDs covering over 250 different music genres including classical, bluegrass, country, folk, techno, acid jazz, dance, comedy, Celtic and go-go, Internet users can choose to purchase music in either CD, cassette and or vinyl format.

Using a searchable database, Internet users can quickly locate their favourite artist and CD, ascertain the price and read reviews. Prices are shown in Australian and US dollars.
CD fulfillment can be expected three days after purchase.

The technology to secure sensitive information such as credit card details is provided by market leading electronic commerce company Camtech. CamtechAEs Merchant Server software, hosted at OzEmail, allows Internet users to securely send their credit card information directly to National Australia Bank for processing.

"Get all your favourite music at the best possible price with CMM. The expanded catalogue brings popular artists like Madonna, U2 and David Bowie to your doorstep," said Mr Spence. "I'm proud that as Australia's largest Internet service provider, OzEmail and CMM can offer all Internet users the most comprehensive range of music. And itAEs only a click away."

"Shopping today is about choice, price and convenience. Together, CMM and the Web give you all three," concluded Mr Spence.

CMM is located at http://www.cmm.com.au

About CMM
CMM offers the first comprehensive Internet music delivery tool to the Australian music industry. CMM provides a new generation of publishing methods, in either hardcopy or digital format, to local labels and artists.

About OzEmail
OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high

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performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statements on Form F-1 dated August 26, 1998, August 25, 1998 and May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly reports on Form 6-K dated August 14, 1998, and May 15, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.

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